Alight, Inc.

4 Overlook Point

Lincolnshire, Illinois 60069

November 1, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Alight, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, which was filed with the U.S. Securities and Exchange Commission on November 1, 2023.

Respectfully submitted,

ALIGHT, INC.

By: /s/ John A. Mikowski
Name: John A. Mikowski
Title: Executive Vice President, Deputy General Counsel and Assistant Corporate Secretary